VIA EDGAR AND ELECTRONIC MAIL

November 8, 2019

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	TKK Symphony Acquisition Corporation
Schedule TO-I filed October 17, 2019
Filed by TKK Symphony Acquisition Corporation
File No. 5-90609

Dear Mr. Panos:

We are counsel to TKK Symphony Acquisition Corporation, a Cayman Islands exempted company (“TKK”) and have reviewed the comments of the staff (the “Staff”) set forth in its comment letter of October 24, 2019 in connection with the above-captioned filing. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of TKK. Capitalized terms not defined in this letter have the same meanings as in the Offer to Purchase filed as an exhibit to the Schedule TO-I.

Offer to Purchase for Cash | Exhibit (a)(1)(a) to Schedule TO

1.     Rule 13e-4(a)(3) defines “business day” to mean “any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight.” The offer, however, expires at 5:00 p.m. on November 15, 2019. Given that November 11, 2019, is a federal holiday, the offer has not been scheduled to remain open for twenty business days as required. Please advise us, with a view toward revised disclosure, whether the offer will be extended in order to comply with Rules 13e-4(f)(1)(i) and 14e-1(a).

Response: Please be advised that it is the intention of TKK to extend the expiration date of the offer to comply with Rules 13e-4(f)(1)(i) and 14e-1(a). The disclosures will be revised to reflect the new expiration date.

2.     Rule 13e-4(e) requires dissemination to security holders of the information TKK is obligated to provide under Rule 13e-4(d)(1). At present, it appears that some of the required disclosures were only filed on EDGAR and not affirmatively disseminated to security holders. Please advise us, with a view toward revised disclosure within the Offer to Purchase, why the tabular presentation of the officers and directors of TKK, together with their address and telephone number, has been disclosed under Item 2 of Schedule TO.

Response: Please be advised that tabular presentation of the officers and directors of TKK were disclosed under Item 3 of Schedule TO, and not under Item 2. Pursuant to Instruction C of Schedule TO, if a statement is filed by a corporation, the information called for by Item 3 must be given with respect each executive officer and director of the corporation and to the additional persons, if any, specified in Instruction C. The disclosures set forth under Item 3 will be added to the revised Offer to Purchase, and applicable telephone numbers will be added.

3.     Please refer to the following statement: “If you tender your ordinary shares in the Offer, you will not participate in the Business Combination with respect to such ordinary shares” Notwithstanding the reference to “such shares,” please revise to clarify that participation in the tender offer with respect to some of the shares held, but not all, will not preclude participation in the Business Combination. Please make any conforming clarifications to the Q&A on page 12 titled, “What will happen if I do not tender my ordinary shares?”

Response: The disclosure will be revised to clarify that if a shareholder tenders ordinary shares in the Offer, it will not participate in the Business Combination with respect to the shares tendered. However, any public shareholders would participate in the Business Combination to the extent they retain shares or become shareholders pursuant to the conversion of rights, the exercise of warrants, or otherwise.

4.     Please refer to the following statement: “You should not assume that the information provided in this Offer is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this Offer.” Please revise to remove the implication that TKK is abdicating its responsibility to amend the Offer to Purchase to report material changes as required by Rule 13e-4(c)(3) and material facts under Section 14(e).

Response: The purpose of this disclosure was to advise shareholders that information stated to be as of a specified date did not constitute a representation that the information would remain the same at any other date. The intent of the statement was not to suggest that TKK would abdicate its responsibility to report material changes. The disclosure will be revised to clarify that, were any material changes to occur that would require amendment to the Offer to Purchase, TKK would amend the Offer to Purchase and any related documents to disclose such information.

Nicholas P. Panos

Office of Mergers & Acquisitions

November 8, 2019

 Is there a limit on the total number of ordinary shares that may be tendered? , page 12

5.    The disclosure indicates TKK “may not redeem [its] ordinary shares in an amount that would cause [its] net tangible assets to be less than $5,000,001 upon consummation of a Business Combination…” Advise us, with a view toward revised disclosure, whether or not this limitation is in conflict with the representation that TKK is offering to purchase up to 25,000,000 of its Ordinary Shares. Given the Closing Condition in Section 8.1(i) of the Share Exchange Agreement regarding the continued NASDAQ listing, it also appears that another limitation may exist with respect to TKK’s conditional undertaking to accept all 25,000,000. Please revise this Q & A to discuss this second limitation, if true, and also make a corresponding amendment to the amount of Ordinary Shares sought to reflect the actual amount TKK is positioned to accept giving effect to these apparent and any other limitations.

Response: We do not believe that this disclosure conflicts with the representation that TKK is offering to purchase up to 25,000,000 of its ordinary shares, for the following reasons:

(1)	The obligation to have net tangible assets of $5,000,001 will be tested, as stated, upon the consummation of the Business Combination, and such assets would include, therefore, the net tangible assets of Glory Star. Should the Business Combination result in net tangible assets in excess of such amount, TKK would be able to purchase all 25,000,000 shares.

(2)	The net tangible asset test would be similarly met were TKK to issue additional securities in a private placement transaction that would result in TKK’s net tangible assets upon consummation of the Business Combination exceeding $5,000,001.

We also do not believe that the Nasdaq listing condition is inconsistent with the offer to purchase up to 25,000,000 shares. TKK is independently subject to an obligation under its Amended and Restated Memorandum and Articles of Association to offer to repurchase all public shares in connection with a Business Combination, and the acceptance of the tendered shares will be subject to the consummation of the Business Combination. Accordingly, the Company expects to meet both requirements. However, if the Business Combination is not consummated, no shares will be purchased pursuant to the tender offer. In our experience, efforts are made to assure that every shareholder desiring to tender its shares or to have its shares redeemed is permitted to do so.

6.     To the extent the total amount of Ordinary Shares sought to be purchased is revised to a figure that represents less than all of the subject class, please revise to provide disclosure regarding pro ration in accordance with Rule 13e-4(f)(3).

Response: As stated above, we believe (subject to the consummation of the Business Combination) that all Ordinary Shares tendered will be purchased, and therefore pro ration is not applicable.

7.     If TKK believes its representation that it is seeking to buy all 25,000,000 Ordinary Shares as distinguished from a representation that the offer is open to all holders of the 25,000,000 Ordinary Shares is accurate, please provide us with a legal analysis in support of TKK’s conclusion offered in reply to Item 13 of Schedule TO that Rule 13e-3 is inapplicable.

Response: As discussed with the Staff, we are of the view that Rule 13e-3 is not applicable to the transaction because of the exception set forth in subsection (g) (4) of Rule 13e-3. We note that, as provided in the exception, the tender offer is being effected pursuant to specific provisions set forth in the instrument creating or governing that class of equity securities. In the case of TKK, the governing instrument is the Amended and Restated Memorandum and Articles of Association of TKK, adopted by a special resolution of the shareholders of TKK dated 2 August 2018, available at https://www.sec.gov/Archives/edgar/data/1738758/000121390018011510/f8k0818ex3-1_tkksymphony.htm (specifically, Article 8 and Section 48.2 thereof). Section 48.2 requires that, prior to the consummation of any Business Combination, TKK shall either: (a) submit such Business Combination to its Members for approval; or (b) provide [shareholders] with the opportunity to have their Shares repurchased by means of a tender offer for an amount equal to their pro rata share of the Trust Fund [subject to the net tangible asset condition]. TKK is obligated to initiate any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall file tender offer documents with the SEC prior to completing a Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act, to repurchase Public Shares.

In addition, even were the aforesaid exception to Rule 13e-3 not applicable, we believe that Rule 13e-3 would not be applicable to the tender offer because the transaction is not a “Rule 13e-3 transaction” as defined in subsection (a)(3) of Rule 13e-3. Among other things, following the transaction TKK will continue to be a reporting person and its securities will continue to be quoted on Nasdaq. In fact, the Business Combination will not occur if the continuing company is not listed on Nasdaq.

Nicholas P. Panos

Office of Mergers & Acquisitions

November 8, 2019

Determination of Validity, page 111

8.    Multiple references have been made to TKK’s decisions as being “final and binding.” Please revise to expressly indicate that holders of Ordinary Shares may challenge TKK’s determinations in a court of competent jurisdiction. In addition, please make conforming changes to the discussion of withdrawal rights beginning on page 111.

Response: The disclosures will be revised as requested.

Conditions to the Offer, page 112

9.    The conditions in this issuer tender offer may only be asserted or waived up until the time the tender offer expires. See Exchange Act Release No. 58597 (September 19, 2008). Please delete the representation that the conditions also may be asserted or waived “from time to time, subject to applicable law” as it suggests the conditions may be asserted after the date the offer expires.

Response: The disclosure will be revised as requested.

10.  The representation that the issuer’s failure “at any time” to exercise any of the rights conferred by the conditions “shall not be deemed a waiver of any such right” suggests the issuer may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied yet the tender offer may proceed without making a disclosure. To the extent the issuer becomes aware of any offer condition becoming operative in a way that would enable it to terminate the offer or otherwise cancel its obligation to accept tenders, and the issuer elects to proceed with the offer anyway, we view that decision as being tantamount to a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 13e-4(c)(3). Please revise to qualify the existing disclosure by affirming TKK’s understanding of it is obligation to disclose material changes.

Response: We will revise the disclosure and affirm TKK’s understanding of its obligation to disclose material changes.

Extension of the Offer; Termination; Amendment, page 114

11.  TKK has expressly reserved the right to accept for payment “an additional amount of ordinary shares not to exceed 2% of our issued and outstanding ordinary shares without amending the Offer…” Please advise us, with a view toward deletion, how such an additional acquisition of Ordinary Shares would be possible given the stated willingness to otherwise redeem “up to 25,000,000” of the Ordinary Shares.

Response: As requested, the language will be deleted.

Post-Business Combination Beneficial Ownership, page 139

12.   Given that Section 16 compliance will not be required following consummation due to the exemption in Exchange Act Rule 3a12-3, the discussion in this section presumably is limited to beneficial ownership within the meaning of Sections 13(d) and 13(g), as well as Regulation 13D-G. As such, the term “pecuniary interest” has no ascribed meaning in this context. Accordingly, please revise footnote number five to remove the reference to “pecuniary interest.” Please also advise us of the basis upon which such a disclaimer may be used in this instance, or delete the reference. Please see Item 1011(c) of Regulation M-A and Rule 13e-4(j)(1)(ii). Refer also In re Coca Cola Co., Exchange Act Release No. 13,655 (June 21, 1977); and In re Douglas Kass, Exchange Act Release No. 31,046 (August 17, 1992).

Response: We will revise footnote numbers two and five to remove the reference to “pecuniary interest”. We note, as permitted by Rule 13d-4, that any person may expressly declare in any statement filed that the filing of such statement shall not be construed as an admission that such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by the statement. In the Schedule 13G filed with the Commission by Mr. Wang and other reporting persons on February 14, 2019, Mr. Wang stated that he disclaimed beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly. We will revise the language in footnote 2 of page 138 and footnote 5 of page 139 to state that Mr. Wang disclaims beneficial ownership of any shares other than to the extent he may have an interest therein, directly or indirectly.

Nicholas P. Panos

Office of Mergers & Acquisitions

November 8, 2019

Exhibit 99(a)(5) | Press Release dated October 17, 2019

13.   We have reviewed the press release, which communication appears to have been made out of an interest in complying with Rule 13e-4(e)(1)(iii). To the extent that the press release was intended to constitute a summary publication, please advise us how TKK complied with the Instruction to paragraph (e)(1) of Rule 13e-4. Alternatively, please advise us of the method upon which the issuer relied to fulfill its dissemination obligation under Rule 13e-4(e).

Response: Please be advised that the press release was not intended to constitute summary publication. Rather the Offer to Purchase and a transmittal letter were mailed or otherwise furnished to each security holder. Dissemination of the tender offer materials to security holders was effected in accordance with Rule 13e-4(e)(1)(ii).

14.   If the offer to purchase was disseminated pursuant to Rule 13e-4(e)(1)(iii) , please be advised that the press release did not contain the disclosure required by Rule 13e-4(d)(3)(iv). Please advise us why this disclosure was not included. Alternatively, if the expiration date of the issuer tender offer is extended, please include the information required by Rule 13e-(d)(3)(iv) in that communication together with the information required by Rule 14e-1(d), or advise.

Response: As stated above, dissemination of the tender offer materials to security holders was effected in accordance with Rule 13e-4(e)(1)(ii).

Item 12. Exhibits | Schedule TO

15.   Information has been incorporated by reference in response to Item 10 of Schedule TO that has not been identified within the exhibit index appearing at page 7. In order to comply with General Instruction F of Schedule TO, and ensure liability under the applicable tender offer regulatory provisions of the information so incorporated, please revise the exhibit index to identify any periodic reports (or the discrete content of such reports so incorporated) upon which TKK has relied to satisfy its disclosure obligations. The reference made in Instruction F to “submitted” relates to the actual filing – or refiling – of the periodic report or other filing as distinguished from the separate obligation to identify an informational source as an exhibit. Refer also to corresponding Item 1016(a)(5) of Regulation M-A.

Response: TKK’s periodic reports will be added as exhibits to the Schedule TO.

Sincerely,

/s/ Jeffrey W. Rubin
Jeffrey W. Rubin

cc: Sing Wang